UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of April 2018

001-37521

(Commission File Number)

INTEC PHARMA LTD.

(Translation of registrant’s name into English)

12 Hartom Street
Har Hotzvim, Jerusalem 9777512, Israel

(+972) (2) 586-4657

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover

Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(l): _________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): _________

EXPLANATORY NOTE

On April 13, 2018, Intec Pharma Ltd. (the “Company”) issued a press release announcing the closing of the previously announced underwritten public offering of the Company’s ordinary shares. A copy of this press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

The information contained in this Report (including the exhibit hereto) is hereby incorporated by reference into the Company’s registration statements on Form S-8 (File Nos. 333-209700, 333-212801 and 333-222217) and F-3 (File Nos. 333-217189 and 333-218539).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Intec Pharma Ltd.

Date: April 13, 2018

	By:	/s/ Nir Sassi
Name: Nir Sassi
Title: Chief Financial Officer

Exhibit Index

Exhibit No.	Description
99.1	Press release dated April 13, 2018